March 26, 2013

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: BorgWarner Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 14, 2013
File Number 001-12162

Dear Ms. Blye:

We have prepared the following response to address the comments contained in your letter dated March 14, 2013 regarding the above referenced 10-K filing. For your ease of reference, we have incorporated sections of your letter preceding our responses.

SEC Comment #1:
The website of your subsidiary, BorgWarner BERU Systems GmbH ("BERU"), identifies its representatives for Cuba, Sudan, and Syria, and it also appears from the website that BERU distributes products in Syria through Elias H. Kour & Co. in Jordan. Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about your operations related to Cuba, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, material, software, technology, information, support, and services you have provided into Cuba, Sudan, or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Company Response to SEC Comment #1:
BorgWarner Inc. is committed to complying with U.S. prohibitions on conducting business with all sanctioned countries, including Cuba, Sudan and Syria. There were no sales or exports from the United States to Cuba, Sudan or Syria in 2012, 2011 or 2010.

BERU is a non-U.S. subsidiary of BorgWarner Inc. BERU and other non-U.S. subsidiaries have had and may continue to have de minimis light vehicle automotive business with customers in Cuba, Sudan and Syria. U.S. law does not prohibit non-U.S. subsidiaries of U.S. companies from engaging in transactions with Cuban, Sudanian or Syrian customers that do not involve exports or re-exports subject to U.S. jurisdiction. All sales that have occurred in 2012, 2011 or 2010 from BorgWarner Inc. non-U.S. subsidiaries to customers in Cuba, Sudan or Syria have at all times been compliant with U.S. law.

The Company observes an internal policy placing "prohibitions and restrictions on exports to, and business and financial dealings with, certain countries and governments that are subject to U.S. economic sanctions programs administered by the U.S. Treasury Department's Office of Foreign Assets Control (“OFAC”)." In order to ensure compliance with this policy and U.S. law, key managers worldwide certify on an annual basis whether they have any knowledge or reason to believe that BorgWarner has directly or indirectly exported goods, software or technology from the U.S. to any of the U.S. Trade sanctioned countries. Based on the responses received during the 2012, 2011 and 2010 certification process, the Company believes we are in compliance with our internal policy and U.S. law.

The on-line references to representatives for Cuba, Sudan and Syria were incorrect and have been removed from BERU's website. BERU did not have any sales to customers in Cuba or Sudan during the years ended December 31, 2012, 2011 and 2010. BERU's sales to Syrian customers were de minimis and ceased on January 1, 2013. The representatives identified on BERU's website were located in Germany. Further, BorgWarner does not currently expect to have, nor has it ever had, employees, offices, affiliates or sales locations in Cuba, Sudan or Syria.

Your letter also refers to Elias H. Kour & Co., an unaffiliated distributor located in Jordan, which distributed primarily spark plugs used in light vehicle automotive applications for BERU. On December 18, 2012, BERU terminated the Dealer Agency Agreement with Elias H. Kour & Co., effective June 30, 2013, with the distribution of products ceasing on January 1, 2013. The on-line reference to Elias H. Kour & Co. being a distributor of BERU products for customers in Syria has also been removed from BERU's website.

In addition, neither BERU nor BorgWarner Inc. have had any agreements, commercial arrangements or other contacts with the governments of Cuba, Sudan, Syria or entities controlled by the governments of those countries.

No disclosures were deemed necessary in our 2012 Form 10-K related to the Company's sales to customers in Cuba, Sudan or Syria because sales either directly or indirectly to customers in these countries were immaterial in any of the years presented. The value of sales to customers in Cuba, Sudan and Syria for 2012, 2011 and 2010 is provided below.

SEC Comment #2:
Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Company Response to SEC Comment #2:
The value of all sales from BERU and all other non-U.S. BorgWarner Inc. subsidiaries to customers located in Cuba, Sudan and Syria over the last three fiscal years was approximately $31 thousand, $79 thousand and $241 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. In each case, such sales represented less than 1/100th of a percent of the Company's annual net sales. The value of all sales from BERU and all other non-U.S. BorgWarner Inc. subsidiaries to Elias H. Kour & Co. in Jordan was approximately $194 thousand, $84 thousand and $79 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. Sales from BERU and all other non-U.S. subsidiaries into Cuba, Sudan, Syria or Elias H. Kour & Co. have been de minimis in 2013. We do not currently have, nor have we ever had, any physical assets in Cuba, Sudan or Syria. The receivables associated with the sales noted above were collected in the ordinary course of business.

These transactions were not material to BorgWarner’s worldwide business, including any non-U.S. subsidiaries, and do not pose any meaningful risk to investors due to their low value. As described above, BorgWarner has an export policy and annual certification process to ensure compliance with and awareness of the U.S. export laws. Further, BorgWarner has a history of compliance with U.S. laws. We do not believe that the activities described above are either quantitatively or qualitatively material or that a reasonable investor would deem this information important in affecting the mix of information available to an investor.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence. If you have additional questions or comments, please contact John J. Gasparovic at 248-754-0813.

Very truly yours,

/s/ John J. Gasparovic
John J. Gasparovic
Vice President, General Counsel and Secretary

cc:	James R. Verrier
President and Chief Executive Officer
(Principal Executive Officer)

Ronald T. Hundzinski
Vice President and Chief Financial Officer
(Principal Financial Officer)

Mr. Max Webb
Assistant Director, Division of Corporate Finance
United States Securities and Exchange Commission

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